Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,										March 31,
(dollars in thousands)	2003		2004		2005		2006		2007		2008		2007
Net income (loss)	(39,755)		13,155		41,779		43,899		46,217		(1,534)		8,839
Income tax (benefit) expense	(23,573)		11,305		31,899		34,227		37,185		(1,197)		6,779
Fixed charges	142,545		127,933		147,069		173,889		226,537		57,870		47,463

Earnings	79,217		152,393		220,747		252,015		309,939		55,139		63,081

Interest expense, Net	93,285		75,584		89,160		111,644		159,849		40,319		31,352
Rents under leases representative of an interest factor (1/3)	48,895		51,984		57,544		61,880		66,323		17,460		16,617
Preferred dividends	365		365		365		365		365		91		91

Fixed Charges	142,545		127,933		147,069		173,889		226,537		57,870		48,060

Ratio of earnings to fixed charges(2)	0.6	x	1.2	x	1.5	x	1.5	x	1.4	x	1.0	x	1.3	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2003 and the three months ended March 31, 2008, earnings were insufficient to cover fixed charges by $63.3 million and $2.7 million, respectively.